A World of Opportunities





2007

ANNUAL

AMETEK® REPORT

Table of Contents

Financial Highlights

(In millions, except per share amounts and number of employees)

For the Year	**2007**	2006	2005	2004	2003
Net sales	**$2,136.9**	$1,819.3	$1,434.5	$1,232.3	$1,091.6
Operating income [1]	**386.6**	309.0	233.5	191.2	151.8
Net income [1]	**228.0**	181.9	136.4	109.0	84.2
EBITDA [1] [2]	**433.9**	351.4	269.9	228.3	186.2
Free cash flow [1] [3]	**240.9**	196.8	132.4	134.8	134.6
Capital expenditures	**37.6**	29.2	23.3	21.0	21.3
Per share data:					
Diluted earnings per share [1]	**2.12**	1.71	1.29	1.06	0.84
Cash dividends paid	**0.24**	0.18	0.16	0.16	0.08
At Year-End					
Total debt	**$ 903.0**	$ 681.9	$ 631.4	$ 450.1	$ 424.4
Net debt [4]	**732.9**	632.8	595.9	412.5	410.1
Stockholders' equity	**1,240.7**	966.7	809.5	663.3	532.9
Shares outstanding	**107.4**	106.1	105.7	103.0	100.5
Number of employees	**11,300**	10,400	9,800	8,300	7,800

(1) Amounts for years prior to 2006 reflect the retrospective application of FAS 123R to expense stock options effective January 1, 2006.

(2) EBITDA represents income before interest, income taxes, depreciation and amortization. (See table on page 25 for a reconciliation of net income reported in accordance with US generally accepted accounting principles (US GAAP) to EBITDA.)

(3) Free cash flow represents cash flow from operating activities, less capital expenditures. (See table on page 25 for a reconciliation of cash flow from operating activities reported in accordance with US GAAP to free cash flow.)

(4) Net debt represents total debt minus cash and cash equivalents. (See table on page 25 for a reconciliation of total debt reported in accordance with US GAAP to net debt.)


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5-Year CAGR is 15%


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CAGR = Compound Annual Growth Rate

Letter to Shareholders

We Had an Excellent Year

We had an outstanding year in 2007. Solid internal growth and contributions from recent acquisitions resulted in records for sales, operating income, net income and diluted earnings per share.

Our sales were up 17% to $2.14 billion. Operating income was up 25% to $387 million. Net income was up 25% to $228 million, and our diluted earnings per share were $2.12, up 24% from 2006. Operating cash flow was a very strong $279 million, up 23% from the prior year.

Overall, we are very pleased with these results. Our operating leverage, an improved mix of businesses and our continued focus on Operational Excellence drove our record earnings performance.

While we are very pleased with our financial results, we are equally pleased with the progress we made in 2007 in furthering our strategic growth initiatives and how that success has positioned AMETEK for continued strong, profitable growth in 2008 and beyond.

Our Vision Is Clear

We remain committed to our vision for the Company: To double the size and profitability of AMETEK over the next five years.

We are focused on acquiring differentiated businesses that compete on product capabilities and offer higher profit margins and opportunities for growth. We continue to pursue opportunities in new and emerging markets and technologies. We are committed to further expanding in overseas markets and strengthening our marketing and distribution capabilities worldwide.

Our Strategies Are Sound

Guiding our efforts is a Corporate Growth Plan based on Four Growth Strategies: Operational Excellence, Global & Market Expansion, New Products, and Strategic Acquisitions. The solid execution of our Four Growth Strategies is key to achieving our vision for the Company.

Operational Excellence is our cornerstone strategy. We focus on operating efficiency, asset management, and the ability to consistently deliver quality and value to our customers. Operational Excellence is essential to achieving profitability improvements in our existing businesses and creating value from acquisitions through asset and expense reductions.

We are using Global & Market Expansion to increase our low-cost manufacturing base in key global regions, and to strengthen our marketing and distribution capabilities worldwide.

New Products have spurred our growth. Over the past five years, we have invested over $380 million in new product development and introduced a steady stream of successful new products.

Our Executive Office *(from left to right)*:

Timothy N. Jones, *President, Electromechanical Group;* Robert W. Chlebek, *President, Electronic Instruments;* John J. Molinelli, *Executive Vice President—Chief Financial Officer;* Frank S. Hermance, *Chairman and Chief Executive Officer;* David A. Zapico, *President, Electronic Instruments.*



We also have deployed Design for Six Sigma to improve the pace and quality of our product development efforts.

We have completed 31 acquisitions since the beginning of 1999, achieving critical mass and a competitive position in a number of emerging markets and technologies. Despite deploying more than $1.5 billion in capital for those acquisitions, we have reduced our net debt-to-capital ratio from 58% at the end of 2001 to 37% at the end of 2007.

Total Return to Shareholders

The chart depicts the performance of $100 invested in AMETEK, Inc., the Russell 1000 and the Dow Jones US Electronic Equipment Indexes on 12/31/02, including reinvestment of dividends.



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Our Performance Is Solid

During 2007, we made significant strides in executing our Growth Strategies. We acquired seven highly differentiated businesses that expanded our positions in analytical instruments, aerospace, power, and engineered materials and interconnects. Together, these businesses account for approximately $230 million in annualized revenue.

We acquired:

- Δ **Seacon Phoenix,** *a provider of highly customized undersea electrical interconnect subsystems for the global submarine market*
- Δ **Advanced Industries,** *a manufacturer of starter generators, motors, blowers, and linear actuators for the business jet, light jet and helicopter markets*
- Δ **B&S Aircraft Parts & Accessories,** *a provider of third-party maintenance, repair and overhaul (MRO) services to the business aircraft and helicopter markets*
- Δ **Hamilton Precision Metals,** *a producer of precision metal strip and foil for medical, electronic and instrumentation markets*
- Δ **CAMECA,** *a highly differentiated manufacturer of high-end elemental analysis systems used in advanced laboratory research, semiconductors and nanotechnology*
- Δ **Umeco Repair and Overhaul,** *the UK's leading independent provider of third-party MRO services to the commercial aerospace industry*
- Δ **California Instruments,** *a leading global provider of programmable AC power sources used to test a wide range of electrical and electronic products.*

Our acquisition pipeline remains full. We have the financial and managerial ability to acquire and integrate additional businesses. We also will be more aggressive in a slowing economy to identify promising companies to acquire, further adding to our portfolio of differentiated businesses.

Op Ex Drives Our Success

Operational Excellence is a significant contributor to our success. It allows us to improve the profitability of our businesses and to continually deliver quality and value to our customers, regardless of the economic cycle.

A key measure of our Operational Excellence success is the improvement in group operating margins. Our group operating margins have risen from 14.6% in 2001 to 20.0% today, despite higher raw material and energy costs.

Our Global Sourcing Office and Strategic Procurement Initiatives were key drivers in 2007 in our improved operating margins. We generated $11 million in savings in 2007 and expect an incremental $16 million in savings in 2008.

We also continue to migrate manufacturing to our low-cost plants in Mexico, China and the Czech Republic as part of our best-cost manufacturing strategy. These modern manufacturing facilities account for a growing share of our revenues, totaling $326 million in 2007, up $40 million from 2006.

These plants continue to take on a greater share of our cost-driven motor production as well as our differentiated instruments business. In 2008, we expect production from our low-cost facilities to be up an additional $40 million to $50 million.



We Honor a Legacy of Excellence

In January, AMETEK presented the inaugural Helmut N. Friedlaender Business Leadership Award to AMETEK Aerospace & Defense. The award honors Helmut Friedlaender, who retired from our Board of Directors in 2006 following more than 50 years of service. It will be presented annually to the AMETEK divisional management team that has shown the greatest improvement in meeting defined leadership objectives. In addition to the award, a donation in honor of Mr. Friedlaender was made to Rensselaer Polytechnic Institute in Troy, NY.

New Products Fuel Our Growth

One of our greatest strengths is the ability to develop innovative new products and to bring them to market successfully. We have increased our investment in New Product Development. In 2007, that investment totaled $103 million, up 17% over 2006.

Sales of products introduced over the last three years represented 18% of our total sales in 2007, demonstrating the outstanding work of our businesses in launching the right products to serve their customers.

Among our most recent introductions are advanced instruments used in ultraprecise manufacturing applications, highly sensitive emissions monitors, sophisticated engine and airframe sensors, ultralightweight radiation detectors, multifunctional power recorders, and high-performance technical motors and motion control products.

We Have a World of Opportunities

As recently as 2001, less than a third of our sales were to markets outside the United States. Today, those markets account for nearly 50% of our total revenues. We intend to further enhance our international market penetration, which will result in more than 50% of our sales coming from outside the United States.

In 2007, our international sales totaled $1,054 million, up 22% from 2006 and topping $1 billion for the first time. Our international sales growth was balanced across Europe, Asia and the rest of the world and was driven by a growing demand for our process, aerospace, power and electromechanical products.

Acquisitions also play an important role in our overseas growth. Among our recently acquired businesses with a significant overseas presence are SPECTRO, a German-based leader in optical emission and X-ray spectrometers; Land Instruments, a UK-based manufacturer of high-end infrared temperature measurement, combustion efficiency and emissions monitors; and CAMECA, a French-based manufacturer of highly advanced analytical instruments used in the elemental sciences, semiconductors and nanotechnology.

We are further expanding our Asian presence with a direct sales, service and product demonstration facility in Shanghai for our instruments business, and a third-party MRO operation in Singapore for our aerospace business. Both are scheduled to open early in 2008.

We Are Building Platforms for Growth

Recently acquired businesses and internal development have allowed us to expand beyond our core into new markets and establish new platforms for growth.

We have seen a dramatic increase in sales and profits by growing from our core. Driving that growth is a focused and disciplined approach to tapping the opportunities presented by new markets and emerging technologies.

We are leveraging our position as a leader in aerospace by establishing a global network of MRO facilities to serve the attractive aviation aftermarket.

In electromechanical products, we are building a new business platform in highly engineered microelectronics packaging for demanding aerospace, defense and industrial applications.

We are growing beyond our core as a world leader in floor care and specialty motors by expanding our capabilities in highly engineered technical motors.

We are tapping the potential of growing energy markets by expanding the range of products and technologies used in the exploration, production, distribution and transmission of oil, gas and electric power.

We are establishing a sizeable presence in the rapidly emerging market for high-end instruments used for elemental analysis, nanotechnology and ultraprecision manufacturing.

Our Outlook Is Positive

Our Company's greatest strength is the commitment of our colleagues worldwide. Every day, their dedication helps make our vision for AMETEK a reality.

Their efforts are reflected in our strong stock performance. Over the past five years, our stock price has increased nearly fourfold, significantly outpacing the returns of our benchmark indexes (the Russell 1000 and the Dow Jones US Electronic Equipment Indexes).

We are confident that 2008 will be another great year. Our markets are strong. Our strategy of acquiring differentiated businesses is working well, and our focus on Operational Excellence continues to drive profitability and margin improvement.

We look forward to building on our success and to creating value for our shareholders. On behalf of my colleagues, I thank you for your support and confidence.

Frank S. Hermance

Frank S. Hermance
Chairman and Chief Executive Officer
March 5, 2008

A World of Opportunities

Our Global Marketplace

Half of AMETEK's $2.1 billion in 2007 sales was to markets outside the United States—a dramatic change from recent years. In 2001, international sales accounted for less than a third of AMETEK's total revenues. Since then, AMETEK has been reshaped as a global company. It has expanded sales and manufacturing in key global regions and acquired businesses with a significant presence in important overseas markets.

AMETEK now operates over 80 plants with 30 facilities outside the United States in 14 countries around the world. These include low-cost manufacturing facilities in China, the Czech Republic and Mexico as well as joint venture operations with Asian partners in China, Japan and Taiwan. Supporting those operations are more than 80 domestic and international direct sales and service centers in 29 countries around the world.

AMETEK has significantly strengthened its sales and distribution capabilities worldwide, more than tripling sales and service personnel in Europe, Asia and the Middle East and opening new sales offices in China, the Middle East and Russia in recent years.

In 2007, AMETEK's international sales topped $1 billion for the first time. International sales were up 22% to $1,054 million. Europe led the way with a sales gain of 25%, followed by Asia and the rest of the world, each with a nearly 18% increase in sales from 2006.

AMETEK consists of two business groups: Electronic Instruments and Electromechanical. Electronic Instruments is a leader in advanced instruments for process, aerospace, power and industrial markets. Electromechanical is a differentiated supplier of electrical interconnects, specialty metals and technical motors, as well as a global leader in floor care and specialty motors.

Sales by Region

AMETEK's sales growth has been balanced across the United States, Europe, Asia, and the rest of the world. *(dollars in millions)*



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Electronic Instruments Group (EIG)

- △ EIG ranks among the global leaders in process and analytical instrumentation for the chemical/petrochemical, oil and gas, pharmaceutical, semiconductor, and factory automation markets.
- △ EIG provides a growing range of analytical instruments to the research, laboratory and ultraprecision manufacturing markets.
- △ In aerospace, EIG supplies engine and aircraft sensors, monitoring systems, power supplies, data acquisition units, fuel and fluid measurement systems, cable assemblies and third-party maintenance, repair and overhaul (MRO) services.
- △ EIG is a leader in power quality monitoring and metering, uninterruptible power supplies, programmable power supplies, and sensors for gas turbine generators.
- △ EIG is a leading provider of dashboard instruments for heavy vehicles, military vehicles and construction equipment, as well as timing controls and cooking computers for the food service industry.

Group Operating Results


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Electromechanical Group (EMG)

- ▲ EMG is a leader in highly engineered electrical connectors and microelectronics packaging used to protect sensitive electronics in aerospace, defense and industrial applications.
- ▲ In specialty metal products, EMG provides high-purity powdered metals, precision strip and foil, specialty clad metals, shaped wire and advanced metal matrix composites.
- ▲ EMG is a leader in technical motors and precise motion control products for data storage, medical devices, electronic equipment, factory automation, semiconductors and other applications.
- ▲ EMG blowers and heat exchangers provide electronic cooling and environmental control for military, aerospace, medical, mass transit, business equipment and fuel cell applications.
- ▲ EMG vacuum and specialty motors are widely found in vacuum cleaners and other consumer appliances and industrial equipment.
- ▲ EMG supplies industrial battery chargers, contactors, solenoids and switches.

A World of Opportunities

AMETEK has undergone a remarkable transformation in recent years using internal development and acquisitions to achieve dramatic growth in sales and profits. The following sections focus on how AMETEK is tapping opportunities in new markets and establishing new growth platforms for the Company.

Photo courtesy of Embraer


EMBRAER 190

AMETEK Named Supplier of the Year

In 2007, Brazil's Embraer, one of AMETEK's leading aerospace customers, recognized AMETEK as a Supplier of the Year for on-time delivery, product quality and customer support. AMETEK provides Embraer, whose regional jets are among the world's most successful aircraft, with a variety of components, including engine and airframe sensors, cooling fans, heat exchangers, starter generators and controllers.

Aerospace & Defense

For more than 50 years, AMETEK has been a leading aerospace supplier. It serves all segments of the industry from commercial jetliners, business aircraft and helicopters to military aircraft and ground vehicles to spacecraft and rockets. Its customers include the world's leading airframe and aircraft engine manufacturers. AMETEK is building on its outstanding reputation within the aerospace industry and expanding into the increasingly attractive aviation aftermarket.

AMETEK's products include engine and airframe sensors, fluid management components and subsystems, power generating, monitoring and control products, thermal management components and subsystems, blowers for electronic cooling and environmental integrity, and a growing array of third-party maintenance, repair and overhaul (MRO) services.

AMETEK has significantly expanded its third-party MRO services in the aerospace industry. Increasingly, airlines, aircraft operators and aerospace equipment manufacturers are outsourcing MRO tasks to third-party providers such as AMETEK. As that trend continues, AMETEK is now positioned to capture a greater share of that activity.

With Southern Aeroparts, a Tulsa, OK third-party MRO provider, AMETEK has expertise in hydraulic, pneumatic and electromechanical components. In 2007, AMETEK acquired three MRO businesses from Umeco plc.—AEM, Antavia and Avionics Mobile—that include the leading independent UK provider of third-party MRO services to the commercial aerospace industry and an operation in Toulouse, France, with Airbus as a major customer.

These businesses provide MRO support for electrical and electronic equipment, fluid power devices, hydraulic components, actuation systems, landing gear, wheels, brakes and safety equipment. They service Airbus, Boeing, various helicopter platforms and a wide range of business and regional aircraft.

In 2007, AMETEK further broadened its business with B&S Aircraft Parts & Accessories, a Wichita, KS, third-party MRO services provider for a variety of business aircraft, general aviation and helicopters. In early 2008, AMETEK added Drake Air, a Tulsa-based provider of MRO services to the thermal management segment of the aerospace market.

With a new MRO facility scheduled to open in early 2008 in Singapore, AMETEK now operates a global MRO business that serves as a growth platform for its aerospace and defense businesses.

In 2007, AMETEK added Advanced Industries, a manufacturer of starter generators for the business jet, light jet and helicopter markets. Together with its patented AMPHION™ power management products, AMETEK now provides complete power generation and distribution subsystems for the growing business jet and helicopter markets.

The Boeing 787 Dreamliner, which enters service in 2009, is an excellent example of the expanding scope of AMETEK's aerospace business. The aircraft's hydraulic system includes transducers, sensors and a specially designed lightweight heat exchanger from AMETEK. Elsewhere aboard the advanced aircraft are AMETEK motors, blowers, oil level sensors and engine sensors.

In the recently created Very Light Jet category, AMETEK is providing starter generators, power distribution units, engine sensors and fuel flow meters. AMETEK's latest Turbo-Mass™ fuel flow meter was developed for this promising new aircraft category along with business jets, helicopters and unmanned aerial vehicles.

AMETEK has coupled the experience of its Hughes-Treitler business in heat exchangers and thermal management products with its Airtechnology and Rotron high-performance blowers and fans to provide environmental control and electronic cooling systems. Systems include advanced nuclear, biological and chemical filtration for military aircraft, commercial aircraft, armored vehicles and naval vessels.

Advanced Interconnects, Technical Motors & Engineered Materials

Advanced electrical interconnects, microelectronics packaging, technical motors and sophisticated metal alloys offer excellent opportunities for growth in a number of highly attractive markets.

With HCC Industries, AMETEK established an entirely new growth platform in highly engineered electrical interconnects and microelectronics packaging used to protect sophisticated electronics in aerospace, defense, telecommunications and industrial applications from thermal and environmental damage.

AMETEK added General Ceramics, a leader in high-temperature, co-fired ceramic connectors, broadening the range



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of interconnect and microelectronics packaging technologies AMETEK offers.

In 2007, AMETEK again added to its position in electrical interconnects with Seacon Phoenix and extended its reach into a new defense arena: the global submarine market.

The renamed business, AMETEK SCP, provides custom undersea electrical interconnect subsystems found on many of the world's submarines. In addition, it holds strong positions in such submarine development programs as the Royal Navy's Astute Class of nuclear attack submarines and the Spanish navy's latest diesel-electric submarines.

In addition, AMETEK SCP provides electrical interconnect solutions for a wide range of extreme environments, including those found in undersea oil field and aerospace applications. These solutions draw on its extensive knowledge of submarine systems and expertise in electrical connector and data transmission technologies.

AMETEK is pursuing growth opportunities in its technical motors and specialty metals businesses. Its Pittman™ and MAE® motors are used in such highly engineered niche applications as electronic data storage, factory automation and medical instruments. The Motion Control Group, acquired in early 2008, is a leader in motors and motion control products for similar technical applications. In specialty metal products, AMETEK added Hamilton Precision Metals, a leader in customized strip and foil used in medical implants, surgical instruments, electronic components and aerospace instruments.





Hamilton Precision Metals serves customers in niche markets such as manufacturers of implantable medical devices, including the pacemaker, top. AMETEK SCP provides hull penetrators and cable assemblies for the Royal Navy's Astute Class of submarines, bottom.

Energy

AMETEK has a growing position in the global energy production and electric power industries, serving those markets with a wide range of products and technologies that enhance production, reduce emissions and measure quality and other critical parameters.

AMETEK has long provided the oil and gas industry with process analyzers, level sensors, pressure gauges and transducers. New products and recently acquired businesses have broadened the range of products, technologies and services it offers the industry.

AMETEK supports oil and gas exploration and distribution with instruments used to monitor well production, production enhancement, reservoir development and pipeline transmission.

It offers flow meters, temperature and pressure transmitters, hydrocarbon density and viscosity instruments, metering equipment, and drilling fluid analyzers that are specifically designed for high-pressure and subsea oil and gas production.

Further downstream, AMETEK markets portable and online instrumentation for gas quality monitoring, gas processing plants, offshore platforms, and import/export terminals. Its instruments measure moisture, hydrocarbon dew point, energy content and combustion efficiency.

In addition, AMETEK supplies offshore oil and gas platforms with uninterruptible power supply systems that ensure a steady supply of clean power to keep critical processes functioning properly. It also supplies automatic cathodic protection systems that have proved to be the most reliable technology for protecting energy pipelines and structures from costly corrosion-related problems.

AMETEK emissions monitors help the environment by improving operating efficiencies and reducing the production of such pollutants as nitrogen oxides, sulfur dioxide and particulates. AMETEK ambient air monitors help improve worker health and safety by monitoring workplace air to detect potentially hazardous airborne emissions. As an example, AMETEK recently partnered with a leading international petroleum refiner to develop a real-time air sampling system used to monitor employee exposure to potentially toxic gases in the refinery workplace environment. This sophisticated air monitoring system is based on AMETEK's high-sensitivity mass spectrometry technology.

For the rapidly emerging biofuels market, AMETEK supplies a range of instruments used to determine the physical and chemical properties of biodiesel fuels made from various feed stocks and refining processes.

With the increased global demand for electric power, AMETEK has expanded its power instruments business to serve both the electric power generation and distribution industries worldwide. On the generation side, its sensors are sold to turbine generator manufacturers. On the transmission and distribution side, its power quality monitoring and event recorders are widely recognized worldwide.



AMETEK's Rochester Instruments provides electric power users with fault recorders and power quality monitors, while Land Instruments offers a range of combustion efficiency and environmental monitors for process applications.

A World of Opportunities





UK Center of Excellence for Micro- and Nanotechnology

In late 2007, Taylor Hobson completed an expansion of a nanotechnology and metrology center of excellence at its headquarters in Leicester, England. Funded in part by the UK government, the state-of-the-art center features an advanced clean room equipped with the latest metrology instrumentation, including Taylor Hobson's most advanced subnanometric surface measurement instruments.

Ultraprecise Measurement & Analysis

Nanotechnology and elemental analysis are among the fastest-growing emerging markets AMETEK serves. Recently, AMETEK has expanded the scope of technologies and range of products it provides to these markets.

In recent years, AMETEK has moved beyond its well-established position in process instrumentation into such entirely new fields as laboratory and research equipment for elemental analysis, nanotechnology and ultraprecision manufacturing. Annualized sales from these businesses grew from $34 million in 2001 to more than $400 million in 2007.

These high-end, highly differentiated businesses fit well with AMETEK's core competencies in measuring physical phenomena and provide valuable growth opportunities in new and emerging markets.

Precitech is a leader in ultraprecision machining systems for applications requiring nanometric levels of accuracy. Its line of machine tools achieves a level of performance nearly twice that of any other commercially available system, for applications ranging from infrared military night vision systems to lenses for cell phone cameras and DVD players.

Precitech's ultraprecision manufacturing systems complement those of Taylor Hobson, a pioneer in ultraprecise surface measurement instruments, and Solartron Metrology, a leader in precision measurement of machined parts.

CAMECA, based in Paris and acquired in 2007, manufactures elemental analysis systems. These systems are used by semiconductor manufacturers, as well as many academic, government and industrial research facilities engaged in leading-edge nanotechnology and material science research worldwide.

CAMECA's instruments are capable of measuring the composition of materials at the atomic level, and are among the highest-technology products offered by AMETEK. CAMECA's expertise dovetails with that of AMETEK's EDAX and SPECTRO businesses in elemental, environmental and materials analysis.

Both EDAX and SPECTRO are global leaders in materials analysis. EDAX instruments are teamed with scanning electron microscopes in sophisticated microanalytical systems, while SPECTRO's advanced spectrometers are used to conduct trace metals analysis for environmental monitoring and hazardous materials compliance.





Dr. John H. Lux Total Quality Accomplishment Award

AMETEK SPECTRO was named the winner of the 2007 Dr. John H. Lux Award for speeding the delivery of its instruments to meet an increased global demand resulting from the implementation of regulations restricting the use of certain hazardous materials. A cross-functional team at SPECTRO's Kleve, Germany, facility automated a number of complex production processes and cross-trained colleagues in a variety of functions to meet the dramatic upswing in demand for SPECTRO's XEPOS™ and SPECTROMAXx™ spectrometers.

Pictured from left to right: Dr. Joachim Heckel, Jörg Elbers, Jutta Geurts, Klaus Görtz, Rainer Petry, Rainer Wegenaer, Wolfgang Schoemakers, Stephan Köllmann, Rolf Singendonk, Henning Gebhardt

Management's Discussion and Analysis

This 2007 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and footnotes are presented in AMETEK's 2007 Form 10-K, and in Appendix A to the Company's Proxy Statement for its 2008 Annual Meeting.

Overview

As a global business, AMETEK's operations are affected by global, regional and industry economic factors. However, the Company's strategic geographic and industry diversification, and its mix of products and services, have helped to limit the potential adverse impact of any unfavorable developments in any one industry or the economy of any single country on its consolidated operating results. In 2007, the Company continued to experience strong market conditions in many of its businesses. Strong internal growth and the contributions from recent acquisitions, combined with successful Operational Excellence initiatives, enabled the Company to post another year of record sales, operating income, net income, diluted earnings per share, and cash flow from operating activities in 2007.

On January 24, 2008, the Board of Directors approved an increase of $50 million to its stock repurchase program. This increase will be added to the $25.9 million that remained available from an existing $50 million authorization approved in March 2003, for a total of $75.9 million available for repurchases of the Company's common stock.

Subsequent to December 31, 2007, the Company has repurchased an additional 1,000,057 shares of its common stock for approximately $43.5 million. Therefore, the remaining balance available for repurchases of the Company's common stock is $32.4 million as of February 27, 2008.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2007, 2006, and 2005. The discussion that follows should be read in conjunction with the condensed consolidated financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported sales of $2,136.9 million in 2007, an increase of $317.6 million or 17.5% from sales of $1,819.3 million in 2006. The 2007 sales increase was the result of strong internal growth in the Company's Electronic Instruments Group (EIG) and its Electromechanical Group (EMG), as well as contributions from the recent acquisitions. Net sales for EIG were $1,199.8 million in 2007, an increase of 18.0% from sales of $1,016.5 million in 2006. EIG's internal sales growth was approximately 9% driven by strength in its process and analytical, aerospace and power businesses. The acquisitions of Land Instruments in June 2006, Precitech in November 2006, Advanced and B&S in June 2007 and Cameca in August 2007, also contributed to the sales growth. Net sales for EMG were $937.1 million in 2007, an increase of 16.7% from sales of $802.8 million in 2006. EMG's internal sales growth was approximately 6% driven by the Group's differentiated businesses. The acquisitions of Pittman in May 2006, Southern Aeroparts in December 2006, Seacon Phoenix in April 2007, Hamilton in June 2007, and Umeco in November 2007 also contributed to the sales increase.

Total international sales for 2007 increased to $1,053.7 million and represented 49.3% of consolidated sales, an increase of $187.7 million, or 21.7% when compared with international sales of $866.0 million or 47.6% of consolidated sales in 2006. The increase in international sales resulted from increased international sales from base businesses of $74.9 million, with the remainder of the increase from the acquisitions previously mentioned. Increased international sales came mainly from sales to Europe by both reportable groups. Export shipments from the United States, which are included in total international sales, were $394.4 million in 2007, an increase of $50.6 million or 14.7% compared with $343.8 million in 2006. Export shipments improved primarily due to increased exports from the base businesses and acquisitions noted above.

New orders for 2007 were $2,288.3 million, compared with $1,915.4 million for 2006, an increase of $372.9 million or 19.5%. The increase in orders was driven by the Company's base differentiated businesses, which contributed $167.2 million, or 44.8% of the increase, led by the Company's aerospace and engineered materials, interconnects and packaging businesses. The recent acquisitions mentioned above contributed the remainder of the increase. As a result, the Company's backlog of unfilled orders at December 31, 2007 was $688.2 million, compared with $536.8 million at December 31, 2006, which is an increase of $151.4 million or 28.2%. The increase in backlog was due to higher order levels in base differentiated businesses and the 2007 acquisitions.

Segment operating income was $427.5 million for 2007, an increase of $84.1 million, or 24.5%, compared with segment operating income of $343.4 million for 2006. Segment operating margins in 2007 were 20.0% of sales,

	(Dollars in thousands) Year Ended December 31,					
	2007		2006		2005	
Net Sales[1]:						
Electronic Instruments	**$1,199,757**		$1,016,503		$ 808,493	
Electromechanical	**937,093**		802,787		625,964	
Total net sales	**$2,136,850**		$1,819,290		$1,434,457	
		% of Sales		% of Sales		% of Sales
Operating Income[2]:						
Segment operating income:						
Electronic Instruments	**$ 260,338**	**21.7**	$ 203,430	20.0	$ 164,248	20.3
Electromechanical	**167,166**	**17.8**	139,926	17.4	99,244	15.9
Total segment operating income	**427,504**	**20.0**	343,356	18.9	263,492	18.4
Corporate administrative and other expenses	**(40,930)**	**(1.9)**	(34,362)	(1.9)	(30,004)	(2.1)
Consolidated operating income	**$ 386,574**	**18.1**	$ 308,994	17.0	$ 233,488	16.3

(1) After elimination of intra- and intersegment sales, which are not significant in amount.

(2) Segment operating income represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.

an increase from 18.9% of sales in 2006. The increase in segment operating income resulted from strength in the differentiated businesses of each group, which includes the profit contributions made by the acquisitions. The margin improvement came from the Company's differentiated businesses.

Selling, general, and administrative (SG&A) expenses were $263.5 million in 2007, compared with $219.5 million in 2006, an increase of $44.0 million or 20.1%. As a percentage of sales, SG&A expenses were higher in 2007 at 12.3% of sales compared to 12.1% of sales in 2006. Selling expenses, as a percentage of sales, were 10.4% in 2007, slightly higher than the 10.2% in 2006. The selling expense increase and the corresponding increase in selling expenses as a percentage of sales were due primarily to the business acquisitions. The Company's acquisition strategy generally is to acquire differentiated businesses, which because of their distribution channels and higher marketing costs tend to have a higher content of selling expenses. Base business selling expenses increased 9.7% for 2007, compared to 2006, which was in line with internal sales growth including the impact of foreign currency translation.

Corporate administrative expenses were $40.8 million in 2007, an increase of $6.6 million or 19.4%, when compared with 2006. The increase in corporate expenses is the result of higher compensation, including equity-based compensation associated with accelerated vesting of restricted stock grants in 2007 and other costs necessary to grow the Company. As a percentage of sales, corporate administrative expenses were 1.9% in both 2007 and 2006.

Consolidated operating income was $386.6 million in 2007, an increase of $77.6 million or 25.1% when compared with $309.0 million in 2006. This represents an operating margin of 18.1% of sales for 2007, compared with 17.0% of sales in 2006.

Interest expense was $46.9 million in 2007, an increase of 11.1% compared with $42.2 million in 2006. The increase was due to higher average borrowings to fund the 2007 acquisitions, higher average interest rates and the impact of the initial funding of the private placement senior notes discussed in the Review of Cash Flow and Financial Position.

The effective tax rate for 2007 was 32.2% compared with 31.0% in 2006. The 2007 effective tax rate primarily reflects the elimination of the Foreign Sales Corporation/Extraterritorial Income (FSC/ETI) tax benefit in 2007, an increase in state income taxes, and an increase in interest and penalties on uncertain tax positions, partially offset by an enacted decrease in certain foreign corporate tax rates in the second half of 2007 and the recognition of tax benefits from our international tax planning initiatives. The 2006 effective tax rate benefited primarily from the reversal of a valuation allowance for foreign tax credit carryforwards of $3.2 million, offset somewhat by higher nondeductible equity-based compensation.

Net income for 2007 was $228.0 million, an increase of $46.1 million, or 25.3% from $181.9 million in 2006. Diluted earnings per share increased 24.0% to $2.12 per share, an increase of $0.41 when compared with $1.71 per diluted share in 2006.

Review of Cash Flow and Financial Position

Cash provided by operating activities totaled $278.5 million for 2007, compared with $226.0 million in 2006, an increase of $52.5 million, or 23.2%. The increase in operating cash flow was primarily the result of higher earnings and lower pension contributions, partially offset by higher overall operating working capital investments necessary to grow the business. In 2007, the Company contributed $5.2 million to its defined benefit pension plans compared to $13.7 million contributed in 2006. Free cash flow (operating cash flow less capital spending) was $240.9 million in 2007, compared to $196.8 million in 2006. EBITDA (earnings before interest, income taxes, depreciation and amortization) was $433.9 million in 2007, compared with $351.4 million in 2006, a 23.5% improvement. Free cash flow and EBITDA are presented because the Company is aware that they are measures that are used by third parties in evaluating the Company. (See table on page 25 for a reconciliation of US GAAP measures to comparable non-GAAP measures.)

Cash used for investing activities was $334.7 million for 2007, compared with $206.0 million in 2006. In 2007, the Company paid $300.6 million for seven businesses and one technology line, net of cash received, and also assumed $24.9 million of debt and long-term liabilities. In 2006, the Company paid $177.6 million for five acquisitions and two small technology lines, net of cash received. Additions to property, plant and equipment totaled $37.6 million in 2007, compared with $29.2 million in 2006. Approximately 56% of the capital expenditures in 2007 were to increase productivity and expand production capacity. The Company expects 2008 capital expenditures to approximate 2% of sales with continuing emphasis on spending to improve productivity and expand production capacity.

Cash provided by financing activities totaled $174.1 million in 2007, compared with cash used of $10.0 million in 2006. In 2007, total borrowings, net of repayments, increased by $180.9 million, compared with a net increase of $15.4 million in 2006. Short-term borrowings decreased $162.6 million in 2007, compared with an increase of $4.0 million in 2006. Long-term borrowings increased $343.4 million in 2007, compared to an increase of $11.3 million in 2006.

In June 2007, the Company amended its revolving credit facility, increasing the total borrowing capacity from $400 million to $550 million, which includes an accordion feature that permits the Company to request up to an additional $100 million in revolving credit commitments at any time during the life of the revolving credit agreement under certain conditions. The amendment also extended the term of the facility from October 2011 to June 2012. At December 31, 2007, the Company had $525.3 million available under its revolving credit facility, including the $100 million accordion feature. The accounts receivable securitization facility was amended and restated in May 2007 to increase the Company's available borrowing capacity from $75 million to $110 million as well as extend the expiration date from May 2007 to May 2008. There were no borrowings outstanding under this facility at December 31, 2007.

In the third quarter of 2007, the Company completed a private placement agreement to sell $450 million in senior notes to a group of institutional investors. There are two funding dates for the senior notes. The first funding occurred in December 2007 for $370 million, consisting of $270 million in aggregate principal amount of 6.20% senior notes due December 2017 and $100 million in aggregate principal amount of 6.30% senior notes due December 2019. The second funding date will be in July 2008 for $80 million in aggregate principal amount of 6.35% senior notes due July 2018. The notes will carry a weighted average interest rate of approximately 6.25%. The proceeds from the first funding of the notes were used to pay down the Company's revolving credit facility, which included a foreign portion related to the 2007 acquisition of Cameca and the 2006 acquisition of Land Instruments, as well as borrowings outstanding under the Company's accounts receivable securitization program. Additionally, the proceeds from the private placement were used to purchase California Instruments in December 2007. The residual cash balance ($86.6 million) at year-end 2007 is invested in short-term cash equivalent money market funds. The Company has a $225 million 7.20% senior note due July 2008. It is the Company's current intention to repay the 7.20% senior note in July 2008 with the remaining proceeds from the $450 million private placement and borrowings under the Company's revolving credit facility.

At December 31, 2007, total debt outstanding was $903.0 million compared with $681.9 million at December 31, 2006. The total debt-to-capital ratio was 42.1% at December 31, 2007, compared with 41.4% at December 31, 2006. The net debt-to-capital ratio (total debt less cash and cash equivalents divided by the sum of net debt and stockholders' equity) was 37.1% at December 31, 2007, compared with 39.6% at December 31, 2006. The net debt-to-capital ratio is presented because the Company is aware that this measure is used by third parties in evaluating the Company. (See page 25 for a reconciliation of US GAAP measures to comparable non-GAAP measures).

In 2007, net cash proceeds from the exercise of employee stock options were $17.2 million, compared with $9.9 million in 2006. Cash dividends paid were $25.7 million in 2007 and $18.8 million in 2006. The increase in dividends paid was a result of a Board of Directors-approved 50% increase in the quarterly dividend rate on the Company's common stock in the fourth quarter of 2006.

In 2007, the Company used cash of $5.4 million for the repurchase of 144,000 shares of its common stock. In 2006, the Company used cash of $21.1 million for the repurchase of 750,000 shares of its common stock. As of December 31, 2007, $25.9 million was available, under the then current Board authorization, for future share repurchases.

As a result of all of the Company's cash flow activities in 2007, cash and cash equivalents at December 31, 2007 totaled $170.1 million, compared with $49.1 million at December 31, 2006. The Company believes it has sufficient cash-generating capabilities from domestic and unrestricted foreign sources, available credit facilities, and access to long-term capital funds to enable it to meet operating needs and contractual commitments in the foreseeable future.

Forward-Looking Information and Risk Factors

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's predictions for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning risk and other factors that could have a material adverse effect on our business, or cause actual results to differ from projections is contained in the Company's Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission (SEC).

Certifications

The Chief Executive Officer and Chief Financial Officer have certified in writing to the SEC as to the integrity of the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC, and the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibit 31 to the said Form 10-K. On May 4, 2007, the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

Reports of Management

Management's Responsibility for Financial Statements

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with US generally accepted accounting principles consistently applied and include certain amounts based on management's best estimates and judgments.

Historical financial information elsewhere in this report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. The system of controls provides for appropriate division of responsibility and the application of written policies and procedures. That system, which undergoes continual reevaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data.

Management is responsible for establishing and maintaining adequate controls over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements; however, there are inherent limitations in the effectiveness of any system of internal controls.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in a code of business conduct for all employees, and in a financial code of ethics for the Chief Executive Officer and Senior Financial Officers, as well as in other key policy statements publicized throughout the Company.

The Audit Committee of the Board of Directors, which is composed solely of independent directors who are not employees of the Company, meets with the independent registered public accounting firm, the internal auditors and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Proxy Statement of the Company for its 2008 Annual Meeting. Both the independent registered public accounting firm and the internal auditors have direct access to the Audit Committee.

The Company's independent registered public accounting firm, Ernst & Young LLP, is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. This report is included on page 20.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

The Company's internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which appears on page 19.

February 27, 2008

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President–
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of AMETEK, Inc.

We have audited AMETEK, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMETEK, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMETEK, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2007, and our report dated February 27, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
February 27, 2008

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

To the Board of Directors and Shareholders of AMETEK, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. at December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2007 (not presented separately herein) and in our report dated February 27, 2008, we expressed an unqualified opinion on those consolidated financial statements. As discussed in that report, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007. Also, as discussed in that report, the Company adopted the balance sheet recognition and disclosure requirements of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of December 31, 2006. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (which appear on pages 21 through 23) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMETEK, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
February 27, 2008

Condensed Consolidated
Statement of Income

	(In thousands, except per share amounts) Year Ended December 31,		
	2007	2006	2005
Net sales	**$ 2,136,850**	$ 1,819,290	$ 1,434,457
Operating expenses:			
Cost of sales (excluding depreciation)	**1,444,514**	1,251,920	991,788
Selling, general, and administrative	**263,472**	219,454	174,218
Depreciation	**42,290**	38,922	34,963
Total operating expenses	**1,750,276**	1,510,296	1,200,969
Operating income	**386,574**	308,994	233,488
Other income (expenses):			
Interest expense	**(46,866)**	(42,167)	(32,913)
Other, net	**(3,264)**	(3,141)	(2,288)
Income before income taxes	**336,444**	263,686	198,287
Provision for income taxes	**108,424**	81,752	61,930
Net income	**$ 228,020**	$ 181,934	$ 136,357
Basic earnings per share	**$ 2.15**	$ 1.74	$ 1.31
Diluted earnings per share	**$ 2.12**	$ 1.71	$ 1.29
Weighted average common shares outstanding:			
Basic shares	**105,832**	104,841	103,726
Diluted shares	**107,580**	106,608	105,578

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2008 Annual Meeting.

Balance Sheet

	(In thousands) December 31, 2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 170,139	$ 49,091
Marketable securities	10,842	9,129
Receivables, less allowance for possible losses	395,631	328,762
Inventories	301,679	236,783
Deferred income taxes	23,294	26,523
Other current assets	50,619	33,775
Total current assets	952,204	684,063
Property, plant and equipment, net	293,107	258,008
Goodwill	1,045,733	881,433
Other intangibles, net of accumulated amortization	312,349	199,728
Investments and other assets	142,307	107,644
Total assets	$ 2,745,700	$2,130,876
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 236,005	$ 163,608
Accounts payable	206,170	160,614
Income taxes payable	28,437	14,618
Accrued liabilities	170,138	142,060
Total current liabilities	640,750	480,900
Long-term debt	666,953	518,267
Deferred income taxes	116,568	65,081
Other long-term liabilities	80,722	99,956
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	–	–
Common stock, $0.01 par value; authorized: 400,000,000 shares; issued: 2007 – 109,749,985 shares; 2006 – 108,479,995 shares	1,097	1,085
Capital in excess of par value	174,450	134,001
Retained earnings	1,099,111	902,379
Accumulated other comprehensive income (loss)	5,370	(33,552)
Less: Cost of shares held in treasury: 2007 – 2,381,778 shares; 2006 – 2,421,193 shares	(39,321)	(37,241)
Total stockholders' equity	1,240,707	966,672
Total liabilities and stockholders' equity	$ 2,745,700	$2,130,876

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2008 Annual Meeting.

Condensed Consolidated
Statement of Cash Flows

	(In thousands) Year Ended December 31,		
	2007	2006	2005
Cash provided by (used for):			
Operating activities:			
Net income	**$ 228,020**	$181,934	$136,357
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**52,665**	45,929	39,428
Deferred income tax expense (benefit)	**4,769**	(524)	9,133
Stock-based compensation expense	**15,530**	12,441	10,581
Changes in assets and liabilities (net of acquisitions):			
Increase in receivables, inventories, and other current assets	**(26,750)**	(32,267)	(22,878)
Increase (decrease) in payables, accruals, and income taxes	**13,421**	29,751	(12,279)
(Decrease) increase in other long-term liabilities	**(7,153)**	(1,819)	3,887
Pension contribution	**(5,162)**	(13,721)	(11,307)
Other	**3,183**	4,243	2,739
Total operating activities	**278,523**	225,967	155,661
Investing activities:			
Additions to property, plant, and equipment	**(37,620)**	(29,156)	(23,261)
Purchase of businesses	**(300,569)**	(177,639)	(340,672)
Other	**3,528**	770	2,142
Total investing activities	**(334,661)**	(206,025)	(361,791)
Financing activities:			
Net change in short-term borrowings	**(162,589)**	4,048	105,708
Additional long-term borrowings	**370,000**	29,507	177,790
Reduction in long-term borrowings	**(26,553)**	(18,186)	(86,029)
Repurchases of common stock	**(5,437)**	(21,075)	—
Cash dividends paid	**(25,748)**	(18,832)	(16,814)
Excess tax benefits from share-based payments	**9,464**	4,706	10,203
Proceeds from employee stock plans and other	**14,961**	9,878	16,158
Total financing activities	**174,098**	(9,954)	207,016
Effect of exchange rate changes on cash and cash equivalents	**3,088**	3,558	(2,923)
Increase (decrease) in cash and cash equivalents	**121,048**	13,546	(2,037)
Cash and cash equivalents:			
Beginning of year	**49,091**	35,545	37,582
End of year	**$ 170,139**	$ 49,091	$ 35,545

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2008 Annual Meeting.

Financial Data

	(Dollars and shares in millions, except per share amounts)				
	2007	2006	2005	2004	2003
Consolidated Operating Results *(Year ended December 31)*:					
Net sales	**$2,136.9**	$1,819.3	$1,434.5	$1,232.3	$1,091.6
Operating income [1]	**$ 386.6**	$ 309.0	$ 233.5	$ 191.2	$ 151.8
Interest expense	**$ (46.9)**	$ (42.2)	$ (32.9)	$ (28.3)	$ (26.0)
Net income [1]	**$ 228.0**	$ 181.9	$ 136.4	$ 109.0	$ 84.2
Diluted earnings per share [1]	**$ 2.12**	$ 1.71	$ 1.29	$ 1.06	$ 0.84
Dividends declared and paid per share	**$ 0.24**	$ 0.18	$ 0.16	$ 0.16	$ 0.08
Diluted weighted average common shares outstanding	**107.6**	106.6	105.6	103.1	100.4
Operating income – Return on sales [1]	**18.1%**	17.0%	16.3%	15.5%	13.9%
Operating income – Return on average total assets [1]	**15.9%**	15.8%	14.6%	14.5%	13.5%
EBITDA [1] [2]	**$ 433.9**	$ 351.4	$ 269.9	$ 228.3	$ 186.2
Ratio of EBITDA to interest expense [1] [2]	**9.3x**	8.3x	8.2x	8.1x	7.2x
Other Data:					
Depreciation and amortization	**$ 52.7**	$ 45.9	$ 39.4	$ 39.9	$ 35.5
Capital expenditures	**$ 37.6**	$ 29.2	$ 23.3	$ 21.0	$ 21.3
Cash provided by operating activities [1]	**$ 278.5**	$ 226.0	$ 155.7	$ 155.8	$ 155.9
Free cash flow [1] [3]	**$ 240.9**	$ 196.8	$ 132.4	$ 134.8	$ 134.6
Ratio of earnings to fixed charges [6]	**7.3x**	6.6x	6.2x	6.0x	5.3x
Net income – Return on average total capital [1] [5]	**12.0%**	11.8%	10.7%	10.5%	9.5%
Net income – Return on average stockholders' equity [1] [5]	**20.7%**	20.5%	18.5%	18.2%	17.6%
Year-End Consolidated Financial Position:					
Current assets	**$ 952.2**	$ 684.1	$ 556.3	$ 461.9	$ 378.6
Current liabilities	**$ 640.8**	$ 480.9	$ 405.8	$ 272.8	$ 289.2
Property, plant, and equipment	**$ 293.1**	$ 258.0	$ 228.5	$ 207.5	$ 213.6
Total assets	**$2,745.7**	$2,130.9	$1,780.6	$1,420.4	$1,217.1
Long-term debt	**$ 667.0**	$ 518.3	$ 475.3	$ 400.2	$ 317.7
Total debt	**$ 903.0**	$ 681.9	$ 631.4	$ 450.1	$ 424.4
Stockholders' equity [5]	**$1,240.7**	$ 966.7	$ 809.5	$ 663.3	$ 532.9
Total debt as a percentage of capitalization [5]	**42.1%**	41.4%	43.8%	40.4%	44.3%
Net debt as a percentage of capitalization [4] [5]	**37.1%**	39.6%	42.4%	38.3%	43.5%
Stockholders' equity per share [5]	**$ 11.56**	$ 9.11	$ 7.66	$ 6.44	$ 5.30

(1) *Amounts for years prior to 2006 reflect the retrospective application of SFAS 123R to expense stock options effective January 1, 2006. The adoption of SFAS123R reduced operating income, net income and diluted earnings per share by the following amounts (In millions, except per share amounts):*

	Reduction of amounts originally reported		
Impact of Adopting SFAS123R	Operating Income	Net Income	Diluted Earnings Per Share
2005	$5.9	$4.3	$0.04
2004	$5.1	$3.7	$0.04
2003	$4.9	$3.6	$0.04

(2) *EBITDA represents income before interest, income taxes, depreciation and amortization. EBITDA is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. It should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's financial statements. Furthermore, EBITDA measures shown for the Company may not be comparable to similarly titled measures used by other companies. The table below presents the reconciliation of net income reported in accordance with US GAAP to EBITDA.*

	(In millions) Year Ended December 31,				
	2007	2006	2005	2004	2003
Net income	**$228.0**	$181.9	$136.4	$109.0	$ 84.2
Add (deduct):					
Interest expense	**46.9**	42.2	32.9	28.3	26.0
Interest income	**(2.1)**	(0.4)	(0.7)	(0.6)	(0.5)
Income taxes	**108.4**	81.8	61.9	51.7	41.0
Depreciation	**42.3**	38.9	35.0	36.8	34.2
Amortization	**10.4**	7.0	4.4	3.1	1.3
Total adjustments	**205.9**	169.5	133.5	119.3	102.0
EBITDA	**$433.9**	$351.4	$269.9	$228.3	$186.2

(3) *Free cash flow represents cash flow from operating activities, less capital expenditures. Free cash flow is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above). The table below presents the reconciliation of cash flow from operating activities reported in accordance with US GAAP to free cash flow.*

	(In millions) Year Ended December 31,				
	2007	2006	2005	2004	2003
Cash provided by operating activities	**$278.5**	$226.0	$155.7	$155.8	$155.9
Deduct: Capital expenditures	**(37.6)**	(29.2)	(23.3)	(21.0)	(21.3)
Free cash flow	**$240.9**	$196.8	$132.4	$134.8	$134.6

(4) *Net debt represents total debt minus cash and cash equivalents. Net debt is presented because the Company is aware that it is used by securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above). The table below presents the reconciliation of debt reported in accordance with US GAAP to net debt.*

	(In millions) Year Ended December 31,				
	2007	2006	2005	2004	2003
Total debt	**$ 903.0**	$ 681.9	$ 631.4	$ 450.1	$ 424.4
Less: cash and cash equivalents	**(170.1)**	(49.1)	(35.5)	(37.6)	(14.3)
Net debt	**732.9**	632.8	595.9	412.5	410.1
Stockholders' equity	**1,240.7**	966.7	809.5	663.3	532.9
Capitalization (net debt plus stockholders' equity)	**$ 1,973.6**	$1,599.5	$ 1,405.4	$ 1,075.8	$ 943.0
Net debt as a percentage of capitalization	**37.1%**	39.6%	42.4%	38.3%	43.5%

(5) *The adoption of SFAS 158 for our defined benefit pension plans, which was effective December 31, 2006, resulted in a reduction of $32.7 million to stockholders' equity. The adoption of FIN 48 as of January 1, 2007 resulted in a $5.9 million charge to the opening balance of stockholders' equity.*

(6) *Penalities and interest accrued related to unrecognized tax benefits are recognized in income tax expense.*


$240
200
160
120
80
03
04
05
06
07

Net Income
(in millions)


11%
10
9
8
7
03
04
05
06
07

Net Income as a Percentage of Sales


$450
375
300
225
150
03
04
05
06
07

EBITDA
(in millions)


$2000
1600
1200
800
400
03
04
05
06
07

Capitalization
(in millions)

Equity   Net Debt


10
9
8
7
6
03
04
05
06
07

Interest Coverage Ratio
(times interest earned)


$300
250
200
150
100
03
04
05
06
07

Cash Flow from Operations
(in millions)

Directors & Officers
of the Company

BOARD OF DIRECTORS

Sheldon S. Gordon
Chairman of Union Bancaire Privée International Holdings, Inc.

Frank S. Hermance
Chairman and Chief Executive Officer

Charles D. Klein
A Managing Director of American Securities Capital Partners, LLC and an executive officer of several affiliated entities

Steven W. Kohlhagen
Retired Financial Executive

James R. Malone
Founder and Managing Partner, Qorval LLC

David P. Steinmann
A Managing Director of American Securities, L.P.

Elizabeth R. Varet
Private Investor; Chairman of American Securities, L.P.

Dennis K. Williams
Retired Executive

CORPORATE EXECUTIVE OFFICE

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President–Chief Financial Officer

Robert W. Chlebek
President, Electronic Instruments

Timothy N. Jones
President, Electromechanical Group

David A. Zapico
President, Electronic Instruments

CORPORATE OFFICERS

William D. Eginton
Senior Vice President, Corporate Development

Robert S. Feit
Senior Vice President and General Counsel

Robert R. Mandos, Jr.
Senior Vice President and Comptroller

George A. Murphy, Jr.
Senior Vice President, Human Resources

William J. Burke
Vice President, Investor Relations and Treasurer

Donald W. Carlson
Vice President, Strategic Procurement

Thomas A. Deeney
Vice President, Corporate Compliance and Auditing

David A. Frank
Vice President, Taxation

Elaine M. Gorman
Vice President, Shared Services

William P. Lawson
Vice President and Chief Information Officer

Isaac S. Smalls
Vice President, Financial Reporting

John J. Weaver
Vice President, Human Resources

OPERATING OFFICERS

John Wesley Hardin
Senior Vice President, Aerospace and Defense

Tiziano M. Barni
Vice President and Managing Director, AMETEK Italia and AMETEK Electromotory

Jeffrey A. Beck
Vice President, Power Systems and Instruments

Preben Carøe
Vice President, Measurement and Calibration Technologies

Timothy F. Croal
Vice President, Instrumentation and Specialty Controls

Deidre E. Cusack
Vice President, Measurement and Power Systems, Aerospace and Defense

Peter C. de Jong
Vice President, Operations, Electromechanical Group, Reynosa

Alan H. Devenish
Vice President, Materials Analysis

Matthew C. French
Vice President, Technical and Industrial Products

Allan Imrie
Vice President, Precision Instruments–Europe

Jon P. Kidder
Vice President, Advanced Measurement Technology

Lim Meng Kee
Vice President, Asia

Richard A. Madamba
Vice President, Thermal Management Systems, Aerospace and Defense

Thomas C. Marecic
Vice President, Process and Analytical Instruments

H. Ian McGavisk
Vice President, Engineered Materials, Interconnects and Packaging

Patrick J. McGeehan
Vice President, Specialty Metal Products

Gregory Myers
Vice President, HCC Industries

Denise M. Schier
Vice President, Floorcare and Specialty Motors

Roger A. Smith
Vice President, Sales and Marketing, Floorcare and Specialty Motors

James E. Visnic
Vice President, Chemical Products

Bruce P. Wilson
Vice President, Ultra Precision Technologies

CORPORATE OFFICE

AMETEK, Inc.
37 North Valley Road, Building 4
Paoli, PA 19301-0801
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

INVESTOR COMMUNICATIONS

Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings, and other investor information are available at Investors on AMETEK's Web site: **www.ametek.com**.

ANNUAL MEETING

Tuesday, April 22, 2008, 3 p.m.
Grand Hyatt New York
Chrysler Boardroom
109 East 42nd Street
New York, NY 10017

All shareholders are invited to attend.

STOCK EXCHANGE LISTING

New York Stock Exchange
Symbol: AME

SHAREHOLDER SERVICES

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
718-921-8124 or 800-937-5449
www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Philadelphia, Pennsylvania

CORPORATE COUNSEL

Stroock & Stroock & Lavan LLP
New York, New York

AMETEK is an equal opportunity employer.

END